SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 1-16411
A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
NORTHROP GRUMMAN SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NORTHROP GRUMMAN CORPORATION
1840 Century Park East
Los Angeles, California 90067

Northrop Grumman Savings Plan
Financial Statements as of December 31, 2006 and 2005,
and for the Year Ended December 31, 2006, and
Supplemental Schedule as of December 31, 2006 and
Report of Independent Registered Public Accounting Firm

NORTHROP GRUMMAN SAVINGS PLAN

NOTE:	Schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because of the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Benefit Plan Administrative Committee of the
Northrop Grumman Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Northrop Grumman Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.
/s/ DELOITTE & TOUCHE LLP
Los Angeles, California
June 26, 2007

NORTHROP GRUMMAN SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:
Investment in Northrop Grumman Defined Contribution Plans Master Trust—at fair value	$11,675,101,999	$10,234,119,259
Investment in Charles Schwab Personal Choice Retirement Account — at fair value	941,106,251	839,182,632
Short-term investments	9,798,057	15,745,332
Loans receivable from participants	193,957,142	181,373,678

Total investments	12,819,963,449	11,270,420,901

Receivables:
Participant contributions	23,463,440	11,257,229
Employer contributions	8,037,781	4,459,385
Dividends and interest	—	34,621
Other	—	25,385

Total receivables	31,501,221	15,776,620

Total assets	12,851,464,670	11,286,197,521

LIABILITIES:
Accrued expenses	6,972,580	3,167,523

Total liabilities	6,972,580	3,167,523

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	12,844,492,090	11,283,029,998
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	30,622,793	15,540,516

NET ASSETS AVAILABLE FOR BENEFITS	$12,875,114,883	$11,298,570,514

See notes to financial statements.

NORTHROP GRUMMAN SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2006

INVESTMENT INCOME:
Plan interest in Northrop Grumman Defined Contribution Plans Master Trust	$1,282,300,923
Net appreciation in fair value of other investments	49,867,410
Dividends	15,384,024
Interest	971,172

Total investment income	1,348,523,529

CONTRIBUTIONS:
Participant	805,113,535
Employer	261,292,179

Total contributions	1,066,405,714

Total additions	2,414,929,243

DEDUCTIONS:
Benefits paid to participants	(825,185,216)
Administrative expenses	(13,199,658)

Total deductions	(838,384,874)

INCREASE IN NET ASSETS	1,576,544,369

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	11,298,570,514

End of year	$12,875,114,883

See notes to financial statements.

NORTHROP GRUMMAN SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2006 AND 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2006

1.	DESCRIPTION OF THE PLAN

The following description of the Northrop Grumman Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General — The Plan is a qualified profit-sharing and employee stock ownership plan sponsored by Northrop Grumman Corporation (the “Company”) established February 1, 1962 and restated effective January 1, 2004. It covers substantially all hourly and salaried employees of the Company who are at least 18 years old, are citizens or residents of the United States of America and are not covered under another plan. The Benefit Plan Administrative Committee of the Company controls and manages the operation and administration of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

All of the Plan’s investments are participant-directed. The Plan utilizes the Northrop Grumman Defined Contribution Plans Master Trust (the “DC Master Trust”) for its investments, except for the participant loans, temporary (short-term) investments and participant-directed brokerage accounts held in the Charles Schwab Personal Choice Retirement Account.

Contributions — Plan participants may contribute between 1 percent and 75 percent of eligible compensation in increments of 1 percent, on a tax-deferred (before-tax) basis, or an after-tax basis, or a combination thereof through payroll withholdings. An active participant may change the percentage of his or her contributions at any time. Contributions are subject to certain limitations imposed by the Internal Revenue Code of 1986, as amended (the “Code”).

The Company’s matching contributions are generally as follows:

	Company
Employee Contribution	Match
First 2 percent of eligible compensation	100	percent
Next 2 percent of eligible compensation	50
Next 4 percent of eligible compensation	25
Contribution over 8 percent	0
Participant Accounts — A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings on account balances, as defined in the plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Plan participants are fully vested (100 percent) at all times in the balance of their accounts (both employee and employer contributions), none of which may be forfeited for any reason.

Investment Options — Upon enrollment in the Plan, each participant directs contributions and Company matching contributions, in 1 percent increments, to be invested in any of the following investment funds.
U.S. Equity Fund — The U.S. Equity Fund consists predominantly of holdings in large and medium sized U.S. company stocks. The fund’s objectives are capital appreciation over the long term, along with current income (dividends). The fund’s stock investments are selected by independent professional investment managers appointed by the Plan’s Investment Committee.

U.S. Fixed Income Fund — The U.S. Fixed Income Fund consists of holdings in marketable, fixed income securities rated within the three highest investment grades assigned by Moody’s Investor Services or Standard & Poor’s Corporation, U.S. Treasury or federal agency obligations, or cash equivalent instruments. The fund is broadly diversified and maintains an average maturity of 10 years. The securities are selected by independent professional investment managers appointed by the Plan’s Investment Committee.

Stable Value Fund — The Plan holds an interest in the Northrop Grumman Stable Value Fund (the “Stable Value Fund”, see Note 5). Investments of the Stable Value Fund are diversified among U.S. Government securities and obligations of government agencies, bonds, short-term investments, cash and investment contracts issued by insurance companies and banks. The Stable Value Fund is managed by an independent professional investment manager appointed by the Plan’s Investment Committee.

Northrop Grumman Fund — The Northrop Grumman Fund (“NG Stock Fund”) invests primarily in Northrop Grumman Corporation common stock.

Balanced Fund — The Balanced Fund is designed to provide investors with a fully diversified portfolio consisting of targeted proportions of fixed income securities (35 percent), U.S. equities (45 percent), and international equities (20 percent). The fund seeks to exceed the return of the bond market and approach the return of the stock market, but with less risk than an investment only in stocks.

International Equity Fund — The International Equity Fund consists of stocks of a diversified group of companies in developed countries outside the United States. The fund’s objectives are capital appreciation over the long term, along with current income (dividends).

Small Cap Fund — The Small Cap Fund consists of stocks of a diversified group of small capitalization U.S. companies. The stocks purchased by the fund typically have a market capitalization similar to companies in the Russell 2000 Index, which are companies with an average market capitalization of $500 million. The fund’s objective is capital appreciation over the long term, rather than current income (dividends).

Equity Index Fund — The Equity Index Fund consists of a diversified portfolio of stocks, as defined by an established market index. These stocks are selected by independent professional investment managers appointed by the Plan’s Investment Committee. This fund is designed to provide results that closely match those of the Standard & Poor’s 500 Stock Index.

High Yield Bond Fund — The High Yield Bond Fund consists of below-investment-grade securities assigned by Moody’s Investor Services or Standard & Poor’s Corporation. The fund seeks to provide a higher total return over the long-term than is available in the high-quality (investment grade) bond market.

International Bond Fund — The International Bond Fund consists of non-U.S. dollar denominated debt instruments rated within the three highest investment grades by Moody’s Investor Services or Standard & Poor’s Corporation. The fund may generate higher current income than one invested in bonds of a single country.

Emerging Markets Fund — The Emerging Markets Fund consists of a diversified portfolio of stocks issued by companies based in developing countries. The fund’s objective is capital appreciation over the long term.

Schwab Personal Choice Retirement Account — The Schwab Personal Choice Retirement Account consists of more than 2,500 mutual funds, more than 300 fund families and the option to invest in individual stocks and bonds.
Participants may change their investment direction weekly. Existing account balances can be transferred daily, subject to certain restrictions.

Contributions deposited into each investment fund buy units of that fund based on unit values that are updated daily prior to any Plan transactions, including contributions, withdrawals, distributions and transfers. The value of each participant’s account within each fund depends on two factors: (1) the number of units purchased to date and (2) the current value of each unit.

Participant Loans — Participants may borrow from their fund accounts with loans of a minimum of $1,000, up to a maximum equal to the lesser of $50,000, reduced by the highest outstanding loan balance over the past 12 months, or 50 percent of their account balance (not including Company contributions). A participant may not have more than two outstanding loans at any given time (except for those merged from other plans). Loans will be prorated across all investment funds and are secured by the balance in the participant’s account. The interest rate is fixed on the first business day of each month at the prime rate as determined by the Plan’s trustee plus 1 percent. Repayments are made from payroll deductions (for active employees) or other form of payment (for former employees or employees on a leave of absence). The maximum loan period is five years or, effective January 1, 2003, fifteen years for a loan used to acquire a dwelling that is the principal residence of the participant. However, loans transferred in as the result of a plan merger may have maximum loan periods greater than 15 years. Loans may be repaid early in full; partial early repayments are not permitted.

Payment of Benefits — On termination of employment with the Company (including termination due to death, disability or retirement), a participant may receive a lump sum payment of his or her entire account balance (net of any outstanding loan balances). A participant may also delay payment until age 70 1/2, if the account balance exceeds $1,000 ($5,000 prior to March 28, 2005). Certain partial distributions after termination of employment and before age 70 1/2 are permitted by the Plan. Participants may rollover account balances to individual retirement accounts or another employer’s qualified retirement plan to postpone federal and most state income taxes. Participants with frozen account balances under a previous savings plan may be eligible to elect special distribution options under the previous plan.

Distributions from the NG Stock Fund will be paid in cash, stock, or a combination of both, depending on the participant’s election.

Withdrawals — A participant may withdraw all or a portion of his or her after-tax contributions (plus earnings) at any time, limited to one withdrawal per quarter. In addition, a participant may withdraw all or a portion of his or her Company matching contribution (plus earnings) at any time, also limited to one withdrawal per quarter. A participant may withdraw all or a portion of his or her before-tax contributions for any reason after reaching age 59 1/2, or prior to reaching age 59 1/2 in the case of hardship (as described in the plan document). Withdrawals are limited to the amount of a participant’s account balance net of any loan balances outstanding.

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan invests in various securities, including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities may occur in the near term, and that such changes could materially affect the amounts reported in the financial statements.

Adoption of new Accounting Guidance — Effective December 31, 2006, the financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held By Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The FSP provides a definition of fully benefit-responsive investment contracts, which generally represent contracts that provide a liquidity guarantee by a financially responsible third party of principal and accrued interest for withdrawals under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item to reflect an adjustment to the fully benefit-responsive contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005, but did result in a reclassification to separately reflect investments at fair value with a corresponding adjustment to net assets in total to contract value.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value as determined by State Street Bank and Trust Company (“State Street” or the “Trustee”). The Plan’s investments, including the underlying investments in the DC Master Trust, are valued as follows:

Investments in common and preferred stock are valued at the last reported sales price of the stock on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices that represent the net asset values of shares held by the Plan at year end. Investments in common trust funds are valued based on the redemption price of units owned by the Plan, which is based on the current fair value of the funds’ underlying assets. Fair values for securities are based on information in financial publications of general circulation, statistical and valuation services, records of security exchanges, appraisals by qualified persons, transactions and bona fide offers in assets of the type in question and other information customarily used in the valuation of assets or if market values are not available, at their fair values as provided to the Trustee by the party with authority to trade in such securities (investment managers, the Plan’s Investment Committee, or in the case of participant-directed brokerage accounts, the participant’s broker, as applicable). The participant-directed brokerage accounts are held in the Charles Schwab Personal Choice Retirement Account.

Synthetic guaranteed investment contracts (“SICs”) held by the Plan through the Stable Value Fund of the DC Master Trust are recorded at fair value. The fair value of the SICs equals the total fair value of the underlying assets plus the total wrapper contract rebid value, which is calculated by discounting the annual rebid fee over the duration of the contract assets. The SICs are considered to be fully benefit-responsive and therefore their carrying value is adjusted from fair market value to contract value in the Statements of Net Assets Available for Benefits.

All securities and cash or cash equivalents are quoted in the local currency and then converted into U.S. dollars using the appropriate exchange rate obtained by the Trustee. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Broker commissions, transfer taxes, and other charges and expenses incurred in connection with the purchase, sale, or other disposition of securities or other investments are added to the cost of such securities or other investments, or are deducted from the proceeds of the sale or other disposition thereof, as appropriate. Taxes, if any, on the assets of the funds, or on any gain resulting from the sale or other disposition of such assets, or on the earnings of the funds, are apportioned among the participants whose interests in the Plan are affected, and the share of such taxes apportioned to each such person is charged against his or her account in the Plan.

The Trustee relies on the prices provided by pricing sources or the investment managers, Plan’s Investment Committee or participant’s broker as a certification as to value in performing any valuations or calculations required of the Trustee. Participant loans are valued at their outstanding balances, which approximate fair value.

The DC Master Trust allocates investment income, realized gains and losses, and unrealized appreciation and depreciation on the underlying securities to the participating plans daily based upon the market value of each plan’s investment. The unrealized appreciation or depreciation amount is the aggregate difference between the current fair market value and the cost of investments. The realized gain or loss on investments is the difference between the proceeds received and the average cost of investments sold.

Expenses — Administrative expenses of the Plan are paid by either the Plan or the Plan’s sponsor as provided in the plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan but have not yet been paid were $1,204,692 and $8,002,800 at December 31, 2006 and 2005, respectively, and such amounts continue to accrue income due to participants until paid.

3.	INVESTMENTS

The Plan’s investments consist of a proportionate interest in certain investments held by the DC Master Trust. Those investments are stated at fair values determined and reported by the Trustee, in accordance with the DC Master Trust Agreement established by the Company.

Proportionate interests of each participating plan are ascertained on the basis of the Trustee’s plan accounting method for master trust arrangements. Plan assets represent 89 percent and 88 percent of total net assets reported by the Trustee of the DC Master Trust as of December 31, 2006, and 2005, respectively.

The net assets of the DC Master Trust as of December 31, 2006 and 2005 are as follows:

	2006	2005
Assets:
Common and preferred stock	$4,907,908,771	$4,506,263,263
Common/collective trust funds	4,556,690,453	3,525,719,304
Synthetic guaranteed investment contracts	2,991,797,060	2,898,864,923
U.S. and foreign government securities	358,379,145	408,733,576
Corporate debt instruments	267,468,986	214,406,077
Cash equivalents and temporary investments	188,972,545	153,221,884
Receivable for investments sold	24,672,594	31,012,899
Dividends, interest and taxes receivable	11,849,337	10,823,852

Total assets	13,307,738,891	11,749,045,778
Liabilities:
Due to broker for securities purchased	115,467,407	72,628,752
Expense accruals	19,107,809	183,943

Total liabilities	134,575,216	72,812,695

Net assets of the DC Master Trust — at fair value	13,173,163,675	11,676,233,083

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	32,599,231	16,586,039

Net assets of the DC Master Trust	$13,205,762,906	$11,692,819,122

Investment income for the DC Master Trust for the year ended December 31, 2006 is as follows:

Investment income:
Net appreciation (depreciation) in fair value of investments:
Common/collective trust funds	$575, 887,596
Common and preferred stock	559,380,263
Corporate debt instruments	2,185,613
Cash equivalents and temporary investments	292,511
U.S. and foreign government securities	(3,285,723)

Net appreciation	1,134,460,260

Dividends	182,244,498
Interest	161,121,367
Other income	2,966,489
Investment manager fees	(21,746,643)
Other expenses	(28,167,729)

Total investment income	$1,430,878,242

Investments, other than the Plan’s investment in the DC Master Trust, that represent 5 percent or more of the Plan’s net assets available for Plan benefits are as follows as of December 31:

	2006	2005
Schwab Personal Choice Retirement Account	$941,106,251	$839,182,632
DC Master Trust Assets on loan to third party borrowers under security lending agreements at December 31, 2006 and 2005 are as follows:

	2006	2005
Synthetic guaranteed investment contracts	$709,574,297	$803,292,987
Common and preferred stock	150,323,643	117,101,459
U.S. and foreign government securities	58,905,107	97,545,729
Corporate debt instruments	9,924,274	12,110,825

Total DC Master Trust Assets on loan	$928,727,321	$1,030,051,000

Such assets could be subject to sale restrictions in the event security-lending agreements are terminated and the securities have not been returned to the DC Master Trust. The DC Master Trust held $949,665,893 and $1,052,025,787 of collateral for securities on loans as of December 31, 2006 and 2005, respectively.

4.	DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used by the investment managers of the DC Master Trust as part of their respective strategies. These strategies include the use of futures contracts, interest rate swaps, options on futures and options as substitutes for certain types of securities. Notional amounts disclosed below do not quantify risk or represent assets or liabilities of the DC Master Trust, but are used in the calculation of the cash settlements under the contracts.

The fair value of these instruments is recorded as investments of the DC Master Trust. To the extent that a gain has been recognized, these instruments are recorded as assets and to the extent that a loss has been recognized, these instruments are recorded as a liability. Changes in the fair value of the derivative instrument are reflected in investment income as appreciation (depreciation) in the DC Master Trust. As of December 31, 2006, and 2005, these derivative financial instruments were held for trading purposes. The notional amounts and fair values are presented below:

	December 31, 2006		December 31, 2005
		Fair Value		Fair Value
	Notional	Asset	Notional	Asset
	Amount	(Liability)	Amount	(Liability)
Futures Contracts (net position):
U.S. Treasury	$317,994,229	$312,568	$96,369,583	$(833,881)
Eurodollar	708,589,029	814,321	398,483,962	(1,501,874)
Index	1,649,367	28,532	1,433,068	(74,176)
Interest rate swaps	78,200,000	(39,543)	86,570,000	(191,994)
Options on futures and swap rates (net position)	133,585,067	(335,544)	6,440,000	(52,273)
Futures Contracts — The DC Master Trust enters into futures contracts in the normal course of investing activities to manage market risk associated with equity and fixed income investments and to achieve overall investment portfolio objectives. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. The terms of these contracts typically do not exceed one year. Notional amounts related to these contracts in the table above are stated as a net buy (sell) position.

Interest Rate Swaps — The DC Master Trust enters into interest rate swap contracts in the normal course of its investing activities to manage the interest rate exposure associated with fixed income investments. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly-rated counterparties.

Options on Futures and Swap Rates — The DC Master Trust enters into contracts in the normal course of its investing activities to manage the interest rate exposure associated with fixed income investments. The credit risk associated with these contracts is minimal as they are entered into with a limited number of highly-rated counterparties. Notional amounts related to these contracts in the table above are stated as a net buy (sell) position.

5.	INTEREST IN NORTHROP GRUMMAN STABLE VALUE FUND

The DC Master Trust includes amounts in the Northrop Grumman Stable Value Fund, which was established for the investment of assets of certain savings plans sponsored by the Company and its affiliates. Each participating savings plan has an undivided interest in the Stable Value Fund. At December 31, 2006 and 2005, the Plan’s interests in the net assets of the Stable Value Fund were approximately 94 percent of the total fund value. Investment income and administrative expenses relating to the Stable Value Fund are allocated among the participating plans on a daily basis.

Investments held in the Stable Value Fund as of December 31, 2006 and 2005 were as follows:

	2006	2005
Synthetic guaranteed investment contracts (at contract value)	$3,024,396,291	$2,915,422,962
Cash and cash equivalents	45,024,892	28,713,205

Total	$3,069,421,183	$2,944,136,167

Investment income of the Stable Value Fund totaled $146,865,633 for the year ended December 31, 2006.

The DC Master Trust has an arrangement with the investment manager of the Stable Value Fund whereby the investment manager has the ability to borrow amounts from third parties to satisfy liquidity needs of the Stable Value Fund, if necessary. As of December 31, 2006 and 2005, no borrowings under this arrangement were outstanding.

The Stable Value Fund holds wrapper contracts in order to manage the market risk and return of certain securities held by the Stable Value Fund. The wrapper contracts generally modify the investment characteristics of certain underlying securities such that they perform in a manner similar to guaranteed investment contracts. Each wrapper contract and the related underlying assets comprise the SICs and are recorded at contract value. Contract value represents contributions made under the contract, plus interest at the contract rate, less withdrawals and contract administrative expenses.

The fair value of the underlying assets related to the SICs was $2,991,797,060 and $2,898,864,923 as of December 31, 2006 and 2005, respectively, and the fair value of the wrapper contracts was nil at December 31, 2006 and 2005. The weighted average yield (excluding administrative expenses) for all investment contracts was 5.18 percent and 5.02 percent at December 31, 2006 and 2005, respectively. Average duration for all investment contracts was 3.25 years and 3.19 years at December 31, 2006 and 2005, respectively. The crediting interest rate for all investment contracts was 5.13 percent and 4.89 percent at December 31, 2006 and 2005, respectively. Crediting interest rates are reset on a quarterly basis. Resets are determined based upon the market-to-book ratio, along with the yield and duration of the underlying investments.

In certain circumstances, the amounts withdrawn from a wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, a withdrawal from a wrapper contract in order to switch to a different investment provider, or adoption of a successor plan (in the event of the spin-off or sale of a division) that does not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract. Plan management believes that the events described above that could result in the payment of benefits at fair value rather than contract value is not probable of occurring in the foreseeable future.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Party-in-interest transactions through the DC Master Trust include the purchase and sale of investments managed by affiliates of the Plan’s Trustee, transactions involving Northrop Grumman Corporation common stock, and payments made to the Company for certain Plan administrative costs. The NG Stock Fund within the DC Master Trust held 23,126,761 and 23,756,794 shares of common stock of the Company with a fair value of $1,565,681,720 and $1,430,483,245 at December 31, 2006 and 2005, respectively. The Plan’s interest in the net assets of the NG Stock Fund was approximately 99.9 percent at December 31, 2006 and 2005. During 2006, the NG Stock Fund earned dividends of $26,928,517 from its investment in Northrop Grumman Corporation common stock. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits.

State Street affiliates managed $9,798,057 and $15,745,332 of Plan assets held in the short-term investment fund as of December 31, 2006 and 2005, respectively. The Plan paid $1,193,250 to the Trustee in fees for the year ended December 31, 2006. The Plan had transactions with the Trustee’s short-term investment fund, a liquidity pooled fund in which participation commences and terminates on a daily basis. In Plan management’s opinion, fees paid during the year for services rendered by parties-in-interest were based upon customary and reasonable rates for such services.

The DC Master Trust utilized various investment managers to manage its net assets. These net assets may be invested into funds also managed by the investment managers. Therefore, these transactions qualify as party-in-interest transactions.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, the interests of all participants in their accounts are 100 percent vested and non-forfeitable.

8.	LITIGATION

On March 27, 2007, the U.S. District Court, Central District of California, consolidated two separately filed ERISA class actions (Grabek v. Northrop Grumman Corporation, et al., previously styled Waldbuesser v. Northrop Grumman Corporation, et al., and Heidecker v. Northrop Grumman Corporation, et al.) into the In Re Northrop Grumman Corporation ERISA Litigation for discovery and other purposes, as each allege similar issues of law and fact. Plaintiffs in Grabek also alleged breaches of fiduciary duty by the Company, certain of its administrative and Board committees, all members of the Company’s Board of Directors, and certain Company officers and employees with respect to alleged excessive, hidden and/or otherwise improper fee and expense charges to the Plan and the Northrop Grumman Financial Security and Savings Plan (both of which are 401(k) plans). Heidecker asserted similar claims with respect to the Plan, but had dismissed the Company’s Board of Directors. On May 21, 2007, the Court granted a motion to dismiss with prejudice the Company and the Board of Directors from the Grabek litigation. On May 25, 2007, the Court entered an order dismissing the Company with prejudice from the Heidecker lawsuit, the Directors having been previously dismissed as noted above. Each lawsuit seeks unspecified damages against the fiduciaries, removal of individuals acting as fiduciaries to such plans, payment of attorney fees and costs, and an accounting. The damages are not being sought against the Plan or the Northrop Grumman Financial Security and Savings Plan.

9.	FEDERAL INCOME TAX STATUS

The plan obtained its latest determination letter dated July 17, 2002, in which the Internal Revenue Service determined that the Plan terms at the time of the determination letter application were in compliance with applicable sections of the Code and, therefore, the related trust is exempt from taxation. The Plan has been amended since receiving the determination letter. Although the amendments have not yet been filed for a favorable determination letter, management will make any changes necessary to maintain the Plan’s qualified status. However, management believes that the Plan and related trust are currently designed and operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31:

	2006	2005
Net assets available for benefits, per the financial statements	$12,875,114,883	$11,298,570,514
Less: Amounts allocated to withdrawing participants	(1,204,692)	(8,002,800)

Net assets available for benefits per Form 5500	$12,873,910,191	$11,290,567,714

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2006:

Benefits paid to participants per the financial statements	$825,185,216
Add: Amounts allocated to withdrawing participants at December 31, 2006	1,204,692
Less: Amounts allocated to withdrawing participants at December 31, 2005	(8,002,800)

Benefits paid to participants per Form 5500	$818,387,108

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2006 and 2005 but not yet paid as of that date.
* * * * *

NORTHROP GRUMMAN SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

	(b)	(c)	(d)	(e)
		Description of Investment,
		Including Maturity Date, Rate of
Identity of Issue, Borrower,		Interest, Collateral, Par or
Lessor or Similar Party		Maturity Value	Cost	Current Value
*	Northrop Grumman Defined Contribution	Participation in Northrop Grumman
	Plans Master Trust	Defined Contribution Plans Master Trust	**	$11,675,101,999	***

*	Charles Schwab	Schwab Personal Choice Retirement Account	**	941,106,251

	Plan Participants	Participant loans (maturing 2007 to 2032 at interest rates ranging from 4.25% to 11.5%)	**	193,957,142

*	State Street Bank and Trust Company	Participation in the Cash or Short-Term Investment Fund Accounts	**	9,798,057

	Total			$12,819,963,449

*	Party-in-interest

**	Cost information is not required for participant-directed investments and loans, and therefore is not included.

***	Excludes adjustment from fair value for fully benefit-responsive investment contracts.

SIGNATURES
Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHROP GRUMMAN SAVINGS PLAN
	By:	/S/ Ian Ziskin
Dated: June 29, 2007		Ian Ziskin
Chairman, Benefit Plan Administrative Committee